UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Transcept Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89354M106
(CUSIP Number)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89354M106	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Roumell Asset Management, LLC 52-2145132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	300,000*
8	SHARED VOTING POWER	1,987,231**
9	SOLE DISPOSITIVE POWER	300,000*
10	SHARED DISPOSITIVE POWER	1,987,231**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,231

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%***

14	Type of Reporting Person IA

*      These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment advisor to the Roumell Opportunistic Value Fund (the “Fund”).

**  These shares are deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to its clients.

***  The denominator is based on the 18,759,888 shares of common stock outstanding as of August 6, 2013, as stated on the facing page of the Form 10-Q for the quarter ended June 30, 2013 (the “Form 10-Q”) filed by Transcept Pharmaceuticals Inc.

CUSIP No. 89354M106	13D	Page 3 of 8 Pages

NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
James C. Roumell ("Roumell")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)	PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	324,490
8	SHARED VOTING POWER	1,987,231
9	SOLE DISPOSITIVE POWER	324,490
10	SHARED DISPOSITIVE POWER	1,987,231
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,311,721

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3%**

14	Type of Reporting Person IN

*      Includes 300,000 shares of common stock held by the Fund.

**      Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.

***   The denominator is based on the 18,759,888 shares of common stock outstanding as of August 6, 2013, as stated on the facing page of the Form 10-Q.

CUSIP No. 89354M106	13D	Page 4 of 8 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of Transcept Pharmaceuticals Inc.  (the “Issuer”).  The principal executive office of the Issuer is 1003 W. Cutting Boulevard, Suite 110, Pt. Richmond, California 94804.

Item 2.  Identity and Background.

This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (the “Reporting Persons”).

Roumell Asset Management is organized as a Maryland limited liability company.  Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.  Roumell Asset Management is a registered investment adviser.

Mr. Roumell’s business address is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.  Mr. Roumell’s present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).  During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940.  Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name), 1,987,231 shares of common stock of the Issuer.  The aggregate purchase price was $8,848,821, inclusive of brokerage commissions.  The sources of funding for these purchases were individual client funds.

Roumell Asset Management is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940.   As investment advisor to the Fund, Roumell Asset Management caused the Fund to purchase 300,000 shares of common stock of the Issuer.  The aggregate purchase price was $1,288,499, inclusive of brokerage commissions.  The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell purchased 24,490 shares of common stock for an aggregate purchase price of $103,559, inclusive of brokerage commissions.  The source of funding for these purchases was personal funds.

CUSIP No. 89354M106	13D	Page 5 of 8 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  As of September 2, 2013, the Reporting Persons decided to attempt to discuss factors contributing to the current undervaluation of the Issuer’s stock and new strategies to create and maximize value for the Issuer’s stockholders directly with the Issuer’s management and board of directors.  Accordingly, the Reporting Persons sent a letter, dated September 4, 2013, to the Issuer’s board of directors.  A copy of this letter is being filed with this Schedule 13D as Exhibit 7.02 and is incorporated herein by this reference.  The Reporting Persons may also enter into discussions with third parties and other stockholders.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.  The Reporting Persons have no current intention to purchase additional securities of the Issuer.  While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management and the Fund may be required to sell shares of the Issuer’s common stock from time to time to accommodate client requests to transfer or liquidate their accounts.  Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock owned by each of the Reporting Persons.

(b)           See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 300,000 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment advisor to the Fund . The 1,987,231 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser.  Roumell Asset Management has no economic interest in these shares.  Mr.

CUSIP No. 89354M106	13D	Page 6 of 8 Pages

Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.
The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 18,759,888 shares of common stock outstanding as of August 6, 2013, as stated on the facing page of the Form 10-Q for the quarter ended June 30, 2013, filed by the Issuer.

(c)           During the 60-day period ended September 4, 2013, Roumell Asset Management conducted the following transactions in the Issuer’s common stock.  The share amount for each sale appears in parenthesis below, and each sale was executed to accommodate redemptions and for client tax planning and other personal purposes, and all transactions were conducted in the open market for cash.  Prices do not reflect brokerage commissions paid.

Date	No. of Shares	Aggregate Sale Price
7/23/2013	(2,100)	$6,048.00
7/31/2013	(2,040)	$5,814.00
8/15/2013	(6,230)	$17,548.04
8/20/2013	(11,270)	$30,713.00
8/26/2013	(5,250)	$14,425.43
8/27/2013	23,200	$63,512.32
8/29/2013	2,030	$5,379.50

The Fund and Mr. Roumell did not have any transactions in the Issuer’s common stock during the 60-day period ended September 4, 2013.

(d)           Roumell Asset Management’s advisory clients and investors in the Fund have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 1,987,231shares of the Issuer’s common stock.  Investors in the Fund have the right to receive or direct the receipt of dividends from the 300,000 shares of the Issuer’s common stock, but proceeds from the sale of such shares become assets of the Fund.   Mr. Roumell has the right, through his personal account, to receive dividends from, or the proceeds from the sale of, the 24,490 shares of the Issuer’s common stock.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority to dispose of securities such as the subject shares, provided that clients can cause a disposition by requesting their account be liquidated or transferred to another investment adviser or brokerage firm.  A copy of the form of Investment Advisory Agreement is being filed as Exhibit 7.01 with this Schedule 13D and is incorporated herein by this reference.

CUSIP No. 89354M106	13D	Page 7 of 8 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement.

Exhibit 7.02	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated September 4, 2013.

Exhibit 7.03	Joint Filing Agreement by and among the Reporting Persons, dated September 4, 2013.

CUSIP No. 89354M106	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: 9/4/13	By:	/s/ James C. Roumell
James C. Roumell

Roumell Asset Management, LLC

Date: 9/4/13	By:	/s/ James C. Roumell
James C. Roumell, President

Exhibit 7.01

Balanced   Equity   Fixed Income
Account #

Roumell Asset Management, LLC
Investment Advisory Agreement

This Investment Advisory Agreement, the (“Agreement”), dated as of ______________ , 20        , is by and between Roumell Asset Management, LLC (“Adviser”), also referred to as “RAM” or the “Firm,” an investment adviser registered with the U.S. Securities and Exchange Commission pursuant to the provisions of the Investment Advisers Act of 1940 (“Advisers Act”) and                                                                       (“Client”).

1.  Services of Adviser
By execution of this Agreement, Client hereby establishes an Investment Advisory Account (“Account”) and appoints Adviser as the investment manager to supervise and direct the investments of the Account on a discretionary basis in accordance with the Client’s stated objectives and financial goals.  In consultation with the client, Roumell Asset Management will assist the client in determining whether the account is to be managed as an: (a) Equity Account (up to 100% invested into stocks), or (b) Concentrated Equity Account (which seeks to be invested in a smaller number of stocks), or (c) Balanced Account (with the typical balanced account having a 65% target equity allocation and a 35% target for fixed-income securities), or (d) Fixed Income Account (up to 100% invested in closed-end bond funds, individual bonds and open-end bond funds).  That said, RAM does not provide comprehensive financial planning services.    Moreover, in those instances where a financial planning professional introduces the client to RAM, the financial planning professional will determine (with the client) the appropriate overall investment strategy of the client and will instruct RAM as to whether the account is to be managed as an: (a) Equity Account, or (b) Concentrated Equity Account, or (c) Balanced Account, or (d) Fixed Income Account.  Investments made by RAM may include mutual funds, closed-end fund shares, bonds, common and preferred stocks, American Depository Receipts (“ADR”), Exchange Traded Funds (“ETF”), Unit Investment Trusts (“UIT”), and/or Real Estate Investment Trusts (“REIT”).    The custodian holding the Account will be responsible for providing regular statements to the client showing portfolio holdings.  On a quarterly basis, these statements will include a category titled “Performance Summary”.

2. Standard of Care
In providing such services, it is agreed that except for negligence, malfeasance or violation of applicable law, neither Adviser nor any of its officers, directors or employees shall be liable for any action performed or for any errors of judgment in managing client’s account(s) under this Agreement. However, the Federal Securities Laws impose liabilities under certain circumstances and therefore nothing contained in this Agreement with respect to liabilities should be construed as limiting a client’s rights which he/she may have under applicable state or Federal Securities Laws, or, if applicable ERISA.   Client expressly understands and agrees that Adviser does not guarantee that a specific result will be achieved through Adviser’s management of the Account.

3. Custody
As a condition of opening an account with RAM, client agrees to deposit his or her funds and securities in a securities brokerage account at Raymond James Financial Services, Inc. (“Raymond James”).   Raymond James will act as the custodian of the client’s assets and will execute the purchase and sale transactions in the client’s account.  RAM has determined that the fees Raymond James charges are reasonable and competitive in view of the quality of execution and access to research that Raymond James provides.  Raymond James charges $9.95 unlimited shares; $2 per bond for a trade (unlimited number of bonds); and $19.95 per mutual fund trade for non-platform listed mutual funds.  Nevertheless, RAM may execute trades through other broker-dealers if the circumstances warrant, i.e., to gain access to other firms’ research.   In such instances, clients will typically pay three cents per share in addition to Raymond James’ transaction cost.  Such trades are unusual and not the norm.  Finally, in limited cases, and always at RAM’s discretion, RAM may permit clients to direct that their assets be custodied at, and trades for their accounts be effected through, broker-dealers of their own choosing.

4. Confidential Relationship
All information and advice furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties, except as required by law or necessary to carry out designated powers or as granted by the Client.

5. Service to Other Clients
It is understood that Adviser performs investment advisory services for other clients.   Client agrees that Adviser may give advice and take action with respect to any of its other clients, which may differ from the advice given or the timing or nature of action taken with respect to the Client’s Account, so long as it is Adviser’s policy to the extent practical, to allocate investment opportunities to the Account over a period of time on a fair and equitable basis relative to other clients.

6. Proxies and Class Action Lawsuits
RAM does not vote proxies for or make proxy recommendations to its advisory clients except in certain situations.  First,  RAM  will  vote  on  proposals  regarding  closed-end  investment companies  that  seek  to open-end such funds (i.e., convert to a traditional mutual fund) or other proposals that it believes possess a meaningful likelihood of substantially closing the discount to such funds’ net asset value (NAV). Additionally, RAM may vote company proposals when the proposal pertains to a change of control, including those with proxy contests with competing director slates, or in certain other special situations where RAM deems voting to be appropriate or otherwise consistent with its investment philosophy. Other than these specific situations, RAM will not vote company proxies. Nevertheless, if RAM is granted authority to vote proxies, and RAM was required to vote proxies for situations other than those described above, RAM will vote such proxies in the manner that serves the best interests of their clients in accordance with this policy. Client may contact RAM to obtain information about how it voted. RAM also will not take any action or render any advice involving legal matters, including securities class actions, on behalf of clients with respect to securities or other investments held in client accounts or the issuers thereof. However, to the extent there is a class action with potentially meaningful monetary proceeds RAM will assist clients with submitting the required paperwork.  If the client opts-out of RAM’s third-party vendor proxy voting solution, the custodians who hold securities on behalf of RAM’s clients will send proxy and class action information directly to the client. In the event RAM receives any such material on a client’s behalf, RAM will promptly forward the material to the client.   A copy of RAM’s proxy voting policies and procedures is available upon request.

7. Fees
RAM’s fees are payable quarterly in advance and are based on the following annualized fee schedule:
Equity and Balanced Accounts:                   Fixed Income Accounts:
First $500,000  1.60%                                                                                            All                      1.00%
Assets over $500,000 1.00%

Fees are computed based on the value of the account on the last day of the preceding quarter.   The fee is prorated for a partial quarter.  Multiple household accounts are aggregated for purposes of determining the appropriate fee.  Adviser and Raymond James are hereby authorized to deduct from Client’s Account any fee owed to Adviser pursuant to the terms of this Agreement, and pay said fee to Adviser or its designee.  All fees paid to Adviser will be reported to Client on the regular statements provided by Raymond James & Associates for Raymond James Financial Services, Inc.  Alternatively, client will be billed directly by RAM and agrees to pay their fee within 30 days of receiving the bill.

8. Limitation of Responsibility
Raymond James’ responsibility pursuant to this agreement is limited to executing transactions pursuant to directions of Adviser or Client.  Client authorizes Adviser to act as Client’s agent to buy or sell investments for the Client’s Account.

9. Investment Objectives and Restrictions

Client acknowledges that Adviser will rely on information provided to Adviser by the Client (or financial planning professional) in managing the Account. Client agrees to give Adviser prompt written notice of any modifications, changes or investment restrictions applicable to the Account and to notify Adviser if Client deems any investments recommended or made for the Account to be in violation of such investment objectives or restrictions. Unless Client promptly notifies Adviser in writing of specific investment restrictions on the Account, the investments recommended for or made on behalf of the Account shall be deemed to be in conformity with Client’s investment objectives. Although tax considerations are not generally a factor in managing accounts, it is the Client’s responsibility to notify Adviser if such considerations are relevant to the Client’s overall financial circumstances.

10. Authority to Contract
If the client is not an individual (i.e. a corporation, partnership, trust or retirement plan), the party executing on behalf of the Client (hereinafter referred to as the “Authorized Person”) represents that he or she is fully authorized to execute this agreement with the Adviser.

11. Termination of Agreement
This Agreement may not be modified or amended except in writing and signed by both Adviser and Client. Client may terminate the Agreement within five days of the date of acceptance, without penalty. After the five-day period, either party may terminate the Agreement. Upon termination, any prepaid fees will be pro- rated to the date of termination and any unearned portion thereof will be refunded to the Client.

12. Assignment of Agreement
No assignment, as that term is defined in the Advisers Act, of this Agreement shall be made by Adviser without the written consent of Client.

13. Notices
Notices to Adviser must be in writing, and shall be sent to Address of Adviser.

All notices or communications to the Client will be sent to the address of record on the account or such other address as may be given in writing to the Adviser.  All notices hereunder shall be sufficient if delivered by facsimile, regular or overnight mail, or by hand.

14. Acknowledgment of Adviser’s ADV Part 2A & 2B
Client hereby acknowledges receipt of a copy of Part 2A & 2B of Adviser’s Form ADV and Privacy Notice.

15. Governing Law
The internal law of Maryland will govern this agreement.  However, nothing in this agreement will be construed contrary to the Advisers Act or any rule or order of the Securities and Exchange Commission under the Advisers Act.

16. Severability
The parties hereby agree that if any term, provision, duty, obligation or undertaking herein contained is held to be unenforceable or in conflict with applicable law, the validity of the remaining portions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if such invalid or unenforceable provision was not contained herein.

Type of Account (select one)

Balanced
These accounts are composed of equity, fixed income and cash investments.   This option is typically chosen when the account represents a significant percentage of a client’s overall financial net worth or for those clients who desire a lower overall risk level as compared to a straight equity account.   On average, balanced accounts hold between 25 and 30 stocks (representing 65% of the total portfolio) with the remaining portion of the account in fixed income and cash.

____ Standard (65/35 Equity/Fixed Income & Cash)	OR ______

Equity
These accounts can have up to 100% of assets invested in stocks and will often  include opportunistic fixed income investments.  Equity accounts typically hold between 30 and 35 stocks.  A more concentrated strategy is available where accounts typically hold a smaller number of stocks (approximately 20 to 25).  Equity accounts are designed for those who wish to maximize our equity investment strategy while assuming a commensurate level of risk.

         Equity    OR          Concentrated Equity

Fixed Income	These accounts can have up to 100% of assets invested in closed-end bond funds and individual bonds. These accounts are for income investors with a total return perspective.

______________________ Fixed Income

Investment Restrictions: _________________________________________________________________________________________________________________________________________

Link this Account with Related Accounts:    _______________________          _______________________    _______________________

Investment Experience (Circle: N-None, L-Limited, M-Moderate, E-Extensive)

Equities	N	L	M	E
Bonds	N	L	M	E
Options/Futures	N	L	M	E
Mutual Funds	N	L	M	E
Annuities	N	L	M	E
Margin Trading	N	L	M	E

Investment Objective and Associated Risk Tolerance (choose one)        Time Horizon (choose one)

Capital Preservation	___ Low	___ 3-5 years*
Income	___ Low ___ Medium ___ High	___ 5-10 years
Growth	___ Medium ___High	___ >10 years
Speculation	___ High

*Individuals with a time horizon less than three years should not open an account with RAM.

If your portfolio declined in value by 10% during the course of a year, how do you think you would respond?

___         I could not tolerate this type of decline in value and would then invest more conservatively.
___         While I would be uncomfortable with this decline in value, I would not consider investing more conservatively.
___	I would accept this decline in value, as part of the long-term investment process, and not make changes to my portfolio as long as I felt I was still on track to achieve my long-term goal.

Accepted By:
	Client Name	Client Signature	Date

Accepted By:
	Client Name	Client Signature	Date

Accepted By:
	Adviser	Title

Exhibit 7.02

September 4, 2013
Board of Directors
Transcept Pharmaceuticals, Inc.
1003 W. Cutting Blvd
Suite 110
Pt. Richmond, CA 94804

Dear Members of the Board:

Roumell Asset Management, LLC owns approximately 12.3% of Transcept’s outstanding shares. As Transcept’s largest shareholder, we want to register with the Board our strong belief that pursuing an acquisition makes little sense while the company’s shares trade at a substantial discount to the cash on its balance sheet.

The Board has the opportunity to heed the straightforward wisdom and common sense of Warren Buffett, or otherwise rationalize strategies that no real independent, intellectually honest person would subscribe to.  Mr. Buffett’s reflections on the question of share buybacks are instructive and worth quoting at some length.

•
1980 Letter to Shareholders.  According to Buffett, if a business is “…selling in the market place for less than intrinsic value, what more certain or more profitable utilization of capital can there be than significant enlargement of the interests of all owners at that bargain price?  The competitive nature of corporate acquisition activity almost guarantees the payment of a full or frequently more than full price when a company buys the entire ownership of another enterprise.”  The “full price” reality is even more of a concern in today’s environment of broad asset appreciation.

•
1984 Letter to Shareholders.  Buffett argues clearly, and persuasively, for buybacks below intrinsic value, as opposed to pursuing investment narratives involving alleged synergies.  “The obvious point involves basic arithmetic: major repurchases at prices well below per-share intrinsic value immediately increase, in a highly significant way, that value.  When companies purchase their own stock, they often find it easy to get $2 of present value for $1.  Corporate acquisition programs almost never do as well and, in a discouragingly large number of cases, fail to get anything close to $1 of value for each $1 expended.”  Further, “A manager who consistently turns his back on repurchases, when these clearly are in the interests of owners, reveals more than he knows of his motivations.  No matter how often or eloquently he mouths some public relations-inspired phrase such as ‘maximizing shareholder wealth’, the market correctly discounts assets lodged with him.”  This appears to well represent the market’s current view of Transcept’s management.

•
1994 Letter to Shareholders.  In this letter, Buffett talks about the “sad fact” that most acquisitions will turn out poorly for shareholders; “…they usually reduce the wealth of the acquirer’s shareholders, often to a substantial extent.  That happens because the acquirer typically gives up more intrinsic value than it receives.”

•
2011 Letter to Shareholders.  “I favor repurchases when two conditions are met: first, a company has ample funds to take care of the operational and liquidity needs of its business; second, its stock is selling at a material discount to the company’s intrinsic business value, conservatively calculated.”

This is not rocket science and the persistency of Mr. Buffett’s strong preference for stock buy-backs over speculative acquisitions, commented on in shareholder letters spanning decades, suggest that basic arithmetic and common sense don’t change over time.  Trancept’s current cash balance is about $74 million (June 30th balance of $78 million less three months’ estimated cash burn), or roughly $3.90 per share.  A conservative estimate of intrinsic value is cash plus the value of Intermezzo, a drug we continue to believe in, and a drug I can attest to personally.  In fact, the drug works terrifically for middle of the night insomnia.  Transcept spent about $30 million to develop Intermezzo, before accounting for G&A, and Purdue has spent over $100 million to bring the drug to market.  The company must know that it cannot allocate capital on the open market and get a better deal.  Why try and introduce additional risks of the FDA approval process and attaining consumer acceptance when a reasonable and substantive shareholder enhancing strategy is right in front of the board?  The company appears to be acting out of a desire to perpetuate itself and the interests of its management, rather than those of its owners.  It appears that the Board has made the calculation that the present value of management salaries (and options) trumps an honest allocation of company resources that serve shareholders’ interests.

The facts are clear.  Thus far, the company has failed to successfully bring a commercially viable drug to market. Second, notwithstanding this failure, it issued stock options representing nearly 4% of the outstanding shares as an incentive for management to stay motivated and engaged.  We believe that success, not failure, should be rewarded.  The Board is implying that management’s sense of duty is so low that even after receiving their salaries and being given the opportunity to participate in meaningful upside should their actions result in a favorable outcome, they cannot be counted on to work hard with purpose and energy on behalf of shareholders.  The Board evidently believed that shareholders needed to hand over 3.8% of the company’s value in order to be entitled to the continued services of management despite their sub-par performance.   Is the Board unaware of the industry’s dramatic workforce reductions?  Earlier this year, Astra Zeneca announced 5,000 new lay-offs in addition to the 30,000 since 2007. Talent is available, able and willing if current members of the management team are not, absent more option grants.

We think the company ought to take three steps.  First, begin an immediate, and meaningful, buyback program while remaining liquid enough to pursue other possible Intermezzo strategies.  Second, continue to engage Purdue to determine the future of the Intermezzo relationship.  Third, immediately begin to right-size the business to a smaller company positioned to sell itself once the Purdue relationship is defined or to simply focus exclusively on Intermezzo with a much smaller and leaner organization.  This is, in fact, what the company should have done before diluting shareholders with their ill-conceived granting of options.  Fortunately, it is not too late to change course.  To be clear, we remain positive on the long-term prospects of Intermezzo, which is the drug that investors signed up to participate in.

If the company is determined to make an acquisition, then at the very least, any proposed acquisition should be put to a shareholder vote.  The company is at a critical juncture.  It currently enjoys being well-capitalized.  Shareholders are due a minimum amount of respect from the company in determining whether to pursue another drug initiative (particularly one lacking current FDA approval) through a proposed purchase.

We will vigorously work to represent shareholders’ interests.  We encourage fellow shareholders to immediately make their views known to the Board and management before a decision is made.  We also encourage shareholders to reach out to us to register their views as time is of the essence. We respectfully request a conversation with management to discuss the contents of this letter in a timely manner.

ROUMELL ASSET MANAGEMENT, LLC

/s/ James C. Roumell, President

Exhibit 7.03

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock, par value $0.01 per share, of Transact Technologies, Incorporated., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 4th day of September 2013.

By:	/s/ James C. Roumell
James C. Roumell

ROUMELL ASSET MANAGEMENT, LLC

By:	/s/ James C. Roumell
James C. Roumell, President